EXHIBIT 99.3


[GRAPHIC OMITTED]


                          SOFTWARE LICENSING AGREEMENT


THIS AGREEMENT is entered into this 12th day of July, 2000,


BETWEEN:

            HEALTHNET INTERNATIONAL INC., a Colorado Corporation with
                  offices at 1201 West Pender Street, Suite 301
                       Vancouver, British Columbia, Canada
                                    V6E 2V2,

                    (hereinafter referred to as "Healthnet")
AND:
                    NEWSGURUS.COM CORP., A NEVADA CORPORATION
                      WITH OFFICES AT 5774 DEADPINE DRIVE,
                        KELOWNA, BRITISH COLUMBIA, CANADA
                                     V1P 1A3

                    (hereinafter referred to as "LICENSEE");

WHEREAS,

A. Healthnet is the owner and developer of certain e-commerce, business and database application software solutions and wishes to provide a complete computer hardware and software package so that Licensee's may operate Web-based e-commerce health stores; and

B. The Licensee wishes to license the Software and make use of Healthnet's computer hardware in order to operate a Web-based e-commerce health store and to participate in and benefit from a network of similar operators;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of ten dollars (US$10.00), the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Healthnet and the Licensee (individually "Party" and collectively "Parties"), intending to be legally bound, covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 DEFINITIONS In this Agreement, the following words and phrases, shall have the following meanings:

    (a) "Affiliate" means any corporation which is directly or indirectly controlled by a Party, and if any Party shall be a corporation means in addition to the foregoing any entity which controls such Party;


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


     (b) "Calendar Quarter" means each three month period, or any portion thereof, ending on March 31, June 30, September 30 and December 31;

     (c) "Confidential Information" means any oral or written data and information, now or hereafter existing during the currency of this Agreement, relating to the business and management of the Parties, including without limitation: any proprietary or trade-secret technology, knowledge, know-how, copyright, trade-mark or trade name owned or licensed by either Party and any record, report, document, policy, practice, agreement, account, ledger or other data or information relating to the business operations of either Party, to which access is granted to or obtained by a Party but does not include any data or information which:

          (i) is or becomes generally known or available by publication, commercial use or otherwise, without breach or violation of any confidentiality or other obligation;

          (ii) was known by the receiving Party at the time of disclosure by the other Party and was not subject to any obligation of confidence;

          (iii) is rightfully communicated to the receiving Party by a third party free of any obligations of confidence; or

          (iv) was developed by employees or agents of the receiving Party independently of and without reference to Confidential Information of the other Party.

     (d) Customer means any individual, or other entity that purchases products through a Web Site.

     (e) "Customer Information" shall mean all data collected and stored relating to Customers of the Licensee including, without limitation, name, address, phone and fax number, e-mail address, credit card numbers and expiration dates or information on other types of payments, products purchased and frequency of purchases;

     (f) "Documentation" means any materials related to the Software such as, but not limited to, manuals, promotional materials, graphics, flow charts, logic diagrams, and listings available on permanent media that are provided to the Licensee by Healthnet from time to time;

     (g) "Enhancements" means any changes or additions to the Software or Documentation, other than Maintenance Modifications, including all Upgrades;

     (h) "Gross Revenues" means all revenues, receipts and monies directly or indirectly collected or received whether for cash or credit or by way of any benefit, advantage or concession through the commercial use of a WebSite by the Licensee and their Customers from the sale of Products during the term of this Agreement whether invoiced or not. No deductions other than for returned goods, shipping, taxes and transaction fees shall be made in the calculation of Gross Revenues;

     (i) "Hardware" means all the necessary computers, routers, cabling, monitors, hard drives, back-up systems, and other equipment, as determined by Healthnet in its sole and absolute discretion, located at a location that Healthnet in its sole and absolute discretion shall determine as may be required in order to properly store, distribute and run the Software;


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     (i)  "Healthnet Marks" means any mark, trade-mark, service mark, logo, insignia, seal, design, symbol, or device used or licensed by Healthnet or its affiliates in any manner whatsoever including without limitation eHealthstores;

     (k) "Maintenance Modifications" means any modifications or revisions to the Software or Documentation, other than Enhancements, that correct errors or make other incidental corrections;

     (l) "Product" means the products which are distributed to Customers by Healthnet upon receipt of an order through the Web Site under the terms of this Agreement;

     (m) "Software" means a data processing program or micro program consisting of a series or sequence of signals, or instructions, statements, or fonts stored on any media in machine readable form, including but not limited to database programs, database files, electronic shopping cart programs, electronic fund transfer programs, including the Transaction Processing System referred to in paragraph 5.3 herein, and all interface programs including java and other applets, HTML, XML or similar mark up language files and digital images (collectively, the "Web Site") made generally available and as amended from time to time under the terms of this Agreement by Healthnet for use by the Licensee in connection with the licensed programs including all Maintenance Modifications, Upgrades and Enhancements thereto. Software shall further include all reference materials, digital encyclopedias, video clip libraries, product databases licensed by Healthnet and sub-licensed to the Licensee, including the Product database referred to in paragraph 3.5 herein ("Licensed Content") under the terms of this Agreement;

     (n) "Upgrade" means a new release of the Software and any related Documentation that incorporates new functionality.

1.2 HEADINGS, ARTICLES AND TABLE OF CONTENTS. The division of this Agreement into Articles and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 GENDER AND NUMBER. Unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing gender include all genders.

1.4 CURRENCY. Unless otherwise specified, all amounts stated herein are stated in United States Currency.


ARTICLE 2
GRANT OF LICENSE

2.1 GRANT. Subject to the terms and conditions of this Agreement, Healthnet hereby grants to the Licensee a non-exclusive, worldwide license to use the Software and Documentation, solely to the extent necessary to carry out the objectives of this Agreement.

2.2 ACKNOWLEDGEMENT. The Parties hereby acknowledge and agree that, all right, title and interest in and to the Software, and any copies thereof, and all Documentation is and remains the sole property of Healthnet or its licensors. The Licensee hereby further acknowledges that this is a non-exclusive agreement and that Healthnet will license the Software to as many other parties as are willing to enter into a licensing agreement with Healthnet.


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


2.3 ASSIGNMENT BY LICENESEE. The Licensee acknowledges and agrees that its rights under this Agreement and in and to the Software and Documentation are personal to it and may not be assigned, licensed or otherwise transferred, other than to an Affiliate, without the prior written consent of Healthnet, such consent not to be unreasonably withheld.

2.4 ASSIGNMENT BY HEALTHNET. The Licensee acknowledges and agrees that Healthnet may assign its rights under this Agreement to an Affiliate.


ARTICLE 3
FEES


3.1 INITIAL LICENSE FEE. Licensee shall pay to Healthnet an initial license, production and setup fee in the amount of:

                           Basic Store:                 $25,000
                           Deluxe Store Upgrade:       +$ 5,000
                           Fitness Upgrade:            +$ 5,000
                                                       --------
                           TOTAL                        $35,000

     The first $10,000 of the Initial License Fee shall be paid upon execution of this Agreement. The outstanding balance of $25,000 on the Initial License Fee shall be paid in 6 equal payments of $4,166.67 over a six month period, beginning one month following the execution of this Agreement. In this regard, NewsGurus.com will forward 6 post-dated cheques to Healthnet, each for $4,166.67.

3.2 ANNUAL RENEWAL FEE. Licensee shall pay to Healthnet annual renewal fees in the amount of 10% of the initial license fee. The annual fee shall be payable upon the first day of each renewal term.

3.3 EARNED ROYALTY FEES. Licensee shall pay to Healthnet earned royalty fees that shall be calculated as a percentage of monthly gross revenues where said percentage varies depending upon monthly sales figures in the following fashion:

                Monthly Sales                Royalty Fee as % of Gross Revenues
     $0            to             $5,000                    9%
     $5,001        to            $10,000                    8%
     $10,001       to            $15,000                    7%
     in excess of                $15,000                    6%

3.4 MARKETING FEE AND CREDIT CARDS TRANSACTION COSTS. Licensee shall pay to Healthnet marketing fees equal to 3% of Quarterly Sales (net of shipping) and these proceeds shall be used for the collective marketing of the eHealthstores network. Further, Licensee shall be responsible for all credit card transaction costs which are calculated on the gross transaction amount.

3.5 DATABASE SUBLICENSE FEE. Licensee shall pay to Healthnet a database sub-license fee for use of the Super-Nutrition Distribution Inc. product database in the amount of $75.00 per month.


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


3.6 PAYMENT. All Annual Renewal Fees, Earned Royalty Fees, Marketing Fees, Credit Card Costs and Database Sublicense Fees shall be deducted and retained at source by Healthnet from the Gross Revenue proceeds arising from the operation of the Web Site.

ARTICLE 4
TERM AND TERMINATION

4.1 TERM. This Agreement shall commence and be deemed effective on the date when fully executed and will continue in force for a period of one-year (the "Term") unless sooner terminated pursuant to this Agreement.

4.2 RENEWAL. This Agreement shall automatically renew for one year terms unless either Party gives not less than 3 months written notice hereunder that it wishes to have the Agreement expire at the end of the then current Renewal Term.

4.3 BANKRUPTCY AND INSOLVENCY. This Agreement shall automatically and immediately terminate without notice to the Licensee if any proceeding under the bankruptcy legislation of any jurisdiction or any other statute of similar purport, is commenced by or against the Licensee.

4.4 TERMINATION AT OPTION OF HEALTHNET. Healthnet may, at its option, terminate this Agreement immediately on the happening of any one or more of the following events by delivering notice in writing to that effect to the
     Licensee:

     (a)  if the Licensee becomes insolvent;

     (b) if any resolution is passed or order made or other steps taken for the winding up, liquidation or other termination of the existence of the Licensee;

     (c) if the Software, Documentation, or any other element of this Agreement becomes subject to the execution of any security interest, lien, charge or encumbrance in favour of any third party claiming through the Licensee; or

     (d)  if the Licensee ceases or threatens to cease to carry on its business.

4.5 TERMINATION ON DEFAULT. Other than as set out in Sections 4.3 or 4.2, if either Party breaches or commits a material default under this Agreement, then the non-defaulting Party shall have the right to terminate this Agreement by written notice to that effect if:

     (a) such default is reasonably curable within 30 days after receipt of notice of such default and such default or failure to comply is not cured within 30 days after receipt of written notice thereof, or

     (b) such default is not reasonably curable within 30 days after receipt of written notice thereof, and such default or failure to comply is not cured within such further reasonable period of time as may be necessary for the curing of such default or failure to comply.

4.6 OBLIGATIONS UPON TERMINATION. Immediately upon termination of this Agreement, the Licensee shall return to Healthnet any and all materials in which Healthnet has any proprietary interest that are in the Licensee's possession and/or in the possession of the Licensee's agents, servants or employees. Immediately upon termination of this Agreement, Healthnet shall deliver to the Licensee any and all materials in which the Licensee has any proprietary interest that are in Healthnet's possession and/or in the possession of Healthnet's agents, servants or employees. Licensee shall pay


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

     to Healthnet any and all undisputed amounts due immediately prior to termination of the Agreement.


ARTICLE 5
OBLIGATIONS OF HEALTHNET

5.1 HARDWARE. Healthnet shall provide all the hardware necessary to maintain the Web Site (the "Hardware"). Healthnet shall maintain the Hardware and pay all costs for maintaining and/or upgrading the Hardware. Healthnet shall supply the space required to house the Hardware. The Hardware shall, at all times, remain the property of Healthnet. Healthnet shall supply an appropriate connection to the Internet with sufficient bandwidth to properly operate the Software and the Web Site. Healthnet shall make all reasonable efforts to repair and correct any problems arising under Healthnet's areas of responsibility that may arise from time to time which would cause it to be unable to perform its' obligations under this Agreement. Healthnet shall notify the Licensee of any problems that may arise from time to time and shall keep the Licensee apprised of any efforts undertaken to rectify the problem. The Hardware shall be located in a jurisdiction that Healthnet in it sole and absolute discretion shall determine.

5.2 THE SOFTWARE. Healthnet shall install the Software on the Hardware. Healthnet shall allow all of the Licensee's Customers and all persons who seek to be Licensee's Customers Internet access to the Software. Healthnet may from time to time, in its sole and absolute discretion, create additional features, which can be added to the Software. If additional features become available, the Licensee may request to have the additional features added to the Software at no additional licensing cost to the Licensee. Notwithstanding anything stated in this section, any changes requested by the Licensee to be made to the Web Site, including but not limited to the graphic portions of the Web Site, shall be charged to the Licensee at the contract rates attached in Schedule B. The Licensee may operate the Web Site on only one URL.

5.3 FINANCIAL TRANSACTIONS. Healthnet shall provide a transaction processing system that will allow the Licensee's Customers to purchase Products at the Website (the "Transaction Processing System"). The Licensee's Customers will be able to purchase Products via the Internet through the use of Visa, Master Card, Discover or American Express credit cards. Other methods of payment may be made available from time to time at Healthnet's sole and absolute discretion, at a cost to the Licensee to be agreed upon by the Parties in writing. The Transaction Processing System shall be the exclusive property of Healthnet and the Licensee shall have no rights whatsoever in the Transaction Processing System.

5.4 MERCHANT ACCOUNTS. All merchant accounts shall be held and maintained by Healthnet and Healthnet shall only be responsible for processing credit card debits and credits for merchant accounts that it has obtained on behalf of the Licensee.

5.5 TECHNICAL SUPPORT. Healthnet shall supply during regular business hours, technical support for the Licensee and for Licensee's Customers. Healthnet shall make the Technical support available via the Internet and via toll free telephone lines. Healthnet shall determine the number of people acting as technical support and the number of incoming telephone lines for technical support in its absolute discretion. Technical support shall be in English.

5.6 ACCOUNTS AND REPORTING. Healthnet shall maintain records of all transactions and purchases performed using the Software (the "Accounting Information"). Healthnet shall supply the Accounting Information in a form defined by Healthnet from time to time, within thirty working days of the end of each month. No fees are payable for Healthnet regularly


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

     providing Accounting Information to the Licensee for the purpose of calculating Gross Revenues and any fees payable by Licensee. The Accounting Information shall be delivered either by facsimile or by e-mail. Healthnet shall provide 24-hour, 7-days per week access to on-line tracking of Web Site statistics. The Accounting Information and the Web Site statistics are the Confidential Information of the Licensee and except as provided for herein, Healthnet shall not use them without the written consent of the Licensee. Notwithstanding any provision to the contrary herein, Healthnet shall have the right to use the Accounting Information and the Web Site statistics in an aggregated form and provided no specific information about the Licensee is disclosed. Healthnet shall have the right but not the obligation to archive and maintain the accounting information for a period of 2 fiscal years.

5.7 AUDIT AND INSPECTION. The Licensee shall have the right, with reasonable prior notice to Healthnet, to inspect and audit the business, accounting and supporting records of Healthnet that are related to the transactions contemplated by this Agreement, including those reasonably necessary to determine Healthnet's compliance with the terms of this Agreement. AT NO TIME SHALL LICENSEE HAVE ACCESS TO ANY RECORDS RELATING TO HEALTHNET S DEALINGS WITH OTHER LICENSEE S OR THEIR CUSTOMERS. Healthnet shall fully co-operate with any independent chartered accountants or certified public accountants hired by the Licensee to conduct any such inspection or audit. If any such inspection or audit discloses an under statement of less than 3% for any period, Healthnet shall pay, within ten days after receipt of the inspection or audit report, the sums due on account of such understatement with interest calculated at U.S. prime plus one percent. If an understatement for any period is determined by such inspection or audit to be 3% or greater, Healthnet shall, within the said ten days, in addition to paying the sums due on account of such understatement plus interest, also reimburse Licensee for the cost of such inspection or audit, including without limitation, the charges of any independent chartered accountants or certified public accountants retained by the Licensee in connection with such audit or inspection. The Licensee's right to audit records shall extend to records that date back no more than one of Healthnet's fiscal years prior to the date Healthnet receives the said prior notice.

5.8 CUSTOMER DATA. Healthnet shall create, administer and maintain a database containing the Customer Information. The Customer Information is and shall remain the property of the Licensee. The Parties hereby acknowledge that information particular to any human individual contained in data contemplated under the terms of this Agreement ("Personal Information") may be the subject of personal, privacy, confidentiality, publicity or related rights under personal information or privacy law in many jurisdictions. The Parties agree to cooperate fully in meeting the requirements of any such legislation with respect to the encryption, storage, return, deletion, modification, non-transmission or other treatment of any Personal Information. The Licensee hereby grants to Healthnet during the term of the Agreement, a royalty free license to use the Customer Information database solely for its own internal purposes. Healthnet shall not, subject to applicable law, disclose any Customer Information to any other person and shall not use any such information for any purpose in competition with the Licensee. Healthnet shall provide to the Licensee periodic, interim Customer Information reports, as defined by Healthnet from time to time.

5.9 PRODUCTS. Healthnet, in consultation with the Licensee and considering of products available through its fulfillment partners, shall determine the products available on the Web Site from time to time.

ARTICLE 6
OBLIGATIONS OF THE LICENSEE

6.1 LICENSES. The Licensee shall be responsible for ensuring that the Web Site is operating in compliance with any and all state, provincial, national, and international laws applicable


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     to the Licensee. The Licensee shall provide Healthnet with all documentation necessary to show that the Licensee has obtained any and all necessary licenses in order to operate the Web Site in the jurisdiction in which Licensee is located. The Licensee shall be responsible for obtaining and maintaining all necessary licenses in the location where Licensee conducts business.

6.2  THE WEB SITE. The Licensee:

     a) Agrees that the Web Site shall display a statement that the Software is licensed and shall also display all Healthnet Marks and proprietary rights symbols such as copyright and trademark, as supplied by Healthnet (the "Symbols"). The Symbols shall be of the exact size and font as supplied by Healthnet. The Licensee shall have the right to add as many URL's that are dedicated solely to the promotion of the Licensee's Web Site as the Licensee deems necessary.

     b) Shall have the right to request changes to the Web Sites the Licensee feels appropriate. All changes shall be effected by Healthnet and will be charged to the Licensee at contract rates attached hereto as Schedule B.

     c) If agreed between the Parties Healthnet shall construct and maintain any and all additional web sites the Licensee deems necessary for the marketing of their Web Site. All work done to build additional web sites shall be charged to the Licensee at the rates attached hereto as Schedule B.

ARTICLE 7
DISRUPTIONS

7.1 DISRUPTIONS. The Licensee acknowledges that from time to time, as a result of Hardware failure, supplier failures, or acts of God, the services provided under this Agreement by Healthnet can be temporarily disrupted. The Licensee acknowledges and agrees that neither Healthnet nor any of its members, shareholders, directors, officers, employees or representatives will be liable to the Licensee or any of the Licensee's Customers for any special, indirect, consequential, punitive or exemplary damages, or damages for loss of profits or savings, in connection with these temporary disruptions.

7.2 SERVICE PERFORMANCE. Healthnet warrants that it will provide access to the Web-Site in accordance with this section. In this section "Service Interruption" means the unanticipated failure of the Web Site to respond to Customer Orders for longer than 30 minutes or more than two percent (2%) of the time, measured on a monthly basis.

         Within two (2) hours of receipt of notice of a Service Interruption, or otherwise learning of the existence of a Service Interruption, Healthnet will report to Licensee the source of the Service Interruption. To the extent that the cause of the Service Interruption is within the predominant control of Healthnet, Healthnet will remedy the Service Interruption within two (2) hours of determining the source of the Service Interruption. If the cause of the Service Interruption is not within the control of Healthnet, Healthnet will notify Licensee and will use commercially reasonable efforts to notify the party(ies) responsible for the source and cooperate with the responsible party to resolve the problem as soon as possible.

         LICENSEE'S SOLE AND EXCLUSIVE REMEDY for each Service Interruption that extends more than two (2) hours, where the correction of such Service interruption is within the predominant control of Healthnet and not due to the actions or inactions of Licensee or controlling third parties, is for Licensee to receive a credit against future


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          invoices. The credit will be equal to the applicable monthly earned royalty fees as calculated pursuant to section 3.3 divided by 30 (the "Daily Earned Royalty") times the number of hours (rounded up to the nearest whole hour) of the Service Interruption.

          To receive any of the credits described in this section Licensee must apply to Healthnet for the credit within five (5) business days of the Service Interruption. In no event will Healthnet be required to credit Licensee in any one (1) calendar month an amount that exceeds seven
          (7) times the Daily Earned Royalty. A credit shall be applied only to the invoice for the month in which an application for credit is made. Licensee shall not be eligible to receive any credits for periods in which Licensee received any Healthnet Service free of charge.

          The Parties agree that Service Interruptions for the purpose of system maintenance or upgrade are excepted from the above service levels. Interruptions for maintenance or upgrade shall be performed only on a reasonable basis and with prior notification to the Licensee.


ARTICLE 8
LIABILITY AND INDEMNIFICATION

8.1 LIMITATION OF LIABILITY. The Licensee acknowledges and agrees that neither Healthnet nor any of its members, shareholders, directors, officers, employees or representatives will be liable to the Licensee or any of the Licensee's Customers for any special, indirect, consequential, punitive or exemplary damages, or damages for loss of profits or savings, in connection with this Agreement, the services or the Hardware or any other information, material or services provided by Healthnet to the Licensee under this Agreement. If, despite the foregoing limitations, Healthnet or any of its shareholders, directors, officers, employees or representatives should become liable to the Licensee or any other person (a "Claimant") in connection with this Agreement, then the maximum aggregate liability of Healthnet, its members, shareholders, directors, officers, employees and representatives for all such things and to all such Parties will be limited to the lesser of the actual amount of loss or damage suffered by the Claimant or the amount of the total amount of all Licensee's fees paid by the Licensee to Healthnet for the six months prior to the loss.

8.2 LICENSEE INDEMNITY. The Licensee shall indemnify and save harmless Healthnet and its members, shareholders, directors, officers, employees, agents, contractors, representatives, or subsidiaries (together in this section, the "Indemnified Parties") from and against all damages, losses, costs and expenses (including actual legal fees and costs), fines and liabilities incurred by or awarded asserted or claimed against any of the Indemnified Parties by any person in connection with and to the extent directly attributable to the Licensee's negligence under this Agreement, including claims brought by a person using or relying upon any advice given or publication produced and distributed by the Licensee.

8.3 HEALTHNET INDEMNITY. Healthnet shall indemnify and save harmless the Licensee and its members, shareholders, directors, officers, employees, agents, contractors, representatives, or subsidiaries (together, in this section the "Indemnified Parties") from and against all damages, losses, costs and expenses (including actual legal fees and costs), fines and liabilities incurred by or awarded asserted or claimed against any of the Indemnified Parties by any person in connection with and to the extent directly attributable to :

         (a) any claims for the infringement of any intellectual property right; and


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


          (b) Healthnet's negligence under this Agreement, including claims brought by a person using or relying upon any advice given or publication produced and distributed by Healthnet.


ARTICLE 9
CONFIDENTIALITY

9.1 CONFIDENTIAL INFORMATION. The Licensee shall not disclose, publish, or disseminate Confidential Information to anyone other than those of its employees or others with a need to know, and the Licensee agrees to take reasonable precautions to prevent any unauthorized use, disclosure, publication, or dissemination of Confidential Information. The Licensee agrees not to use Confidential Information otherwise for its own or any third party's benefit without the prior written approval of an authorized representative of Healthnet in each instance.

9.2 CUSTOMER INFORMATION. Healthnet shall not disclose, publish, or disseminate Customer Information to anyone other than those of its employees with a need to know, and Healthnet agrees to take reasonable precautions to prevent any unauthorized use, disclosure, publication, or dissemination of Customer Information. Healthnet agrees not to use Customer Information otherwise for its own or any third party's benefit without the prior written approval of an authorized representative of the Licensee in each instance. Notwithstanding anything in this section, Healthnet shall be allowed to use Customer Information in an aggregated and statistical form so long as it does not identify individuals or specific companies and for the purpose of fulfilling its reporting obligations as a public company. .

9.3 DERIVATIVE WORKS. All Confidential Information, and any derivatives thereof, remains the property of the disclosing party and no license or other rights to Confidential Information is granted or implied hereby. For purposes of this Agreement, "Derivatives" shall mean: (a) for copyrightable or copyrighted material, any translation, abridgement, revision or other form in which an existing work may be recast, transformed or adapted; (b) for patentable or patented material, any improvement thereon; and (c) for material which is protected by trade secret, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret.

9.4 LEGALLY REQUIRED DISCLOSURE. Either Party is free to disclose information that would otherwise be considered confidential if that Party is legally required to disclose the information and provided the Party legally required to disclose provides prompt notice to the other Party of such requirement so that the other Party may seek an appropriate protective order or other remedy.

9.5 THIS AGREEMENT. The Licensee shall not disclose the contents of this Agreement to any third party who is not bound to maintain confidentiality between the Parties. The Licensee acknowledges that disclosure of the terms of this Agreement to third parties would cause considerable damage to Healthnet and its Affiliates.


ARTICLE 10
GENERAL

10.1 NOTICES. Unless otherwise provided in this Agreement, any notice provided for under this Agreement shall be in writing and shall be sufficiently given if delivered personally, or if transmitted by facsimile with an original signed copy delivered personally within twenty-
four hours thereafter, or mailed by prepaid registered post addressed to Healthnet at their respective addresses set forth below or at such other than current address as is specified by notice.

To Healthnet:

          Healthnet International Inc.
          300  - 1201 WEST Pender St
          Vancouver BC V6E 2V2
          Attention: General Counsel
          Fax: (604) 669 1359

To the Licensee:

          NewsGurus.com Corp.
          5774 Deadpine Drive
          Kelowna, BC V1P 1A3
          Attention: Chris Bunka, President
          Fax: (250) 765-4408

10.2 ENTIRE AGREEMENT AND SCHEDULES. The Parties agree that this Agreement and its Schedules constitute the complete and exclusive statement of the terms and conditions between the Licensee and Healthnet covering the performance hereof and cannot be altered, amended or modified except in writing executed by an authorized representative of each Party. The Licensee further agrees that any terms and conditions of any purchase order or other instrument issued by the Licensee in connection with this Agreement which are in addition or inconsistent with the terms and conditions of this Agreement shall not be binding on Healthnet and shall not apply to this Agreement.

10.3 GOOD FAITH. The Parties acknowledge to one another that each respectively intends to perform its obligations as specified in this Agreement in good faith.

10.4 PARTIES TO ACT REASONABLY. The Parties agree to act reasonably in exercising any discretion, judgment, approval or extension of time that may be required to effect the purpose and intent of this Agreement. Whenever the approval or consent of a Party is required under this Agreement, such consent shall not be unreasonably withheld or delayed.

10.5 BENEFIT. This Agreement shall enure to the benefit of and be binding upon the Parties their successors and assigns.

10.6 WAIVER No condoning, excusing or waiver by any Party hereto of any default, breach of non-observance by any other Party hereto, at any time or times with respect to any covenants or conditions herein contained, shall operate as a waiver of that Party's rights hereunder with respect to any continuing or subsequent default, breach or nonobservance, and no waiver shall be inferred from or implied by any failure to exercise any rights by the Party having those rights.

10.7 FURTHER ASSURANCE Each of the Parties hereto hereby covenants and agrees to execute such further and other documents and instruments and to do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

10.8 CUMULATIVE RIGHTS. All rights and remedies of the Parties are cumulative and are in addition to and shall not be deemed to exclude any other rights or remedies allowed by law except as specifically limited hereby. All rights and remedies may be exercised concurrently.

10.9 PRIOR AGREEMENTS Except as specifically provided for herein, this Agreement, including its Schedules, contains all of the terms agreed upon by the Parties with respect to the subject matter herein and supersedes
      all   prior  agreements,  arrangements and  understandings  with respect
      thereto,   whether oral or written.

10.10 SEVERABILITY If any Article, section or any portion of any Article or section of this Agreement is determined to be unenforceable or invalid for any reason whatsoever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid Article, section or portion thereof shall be severed from the remainder of this Agreement.

10.11 NO PARTNERSHIP Notwithstanding anything in this Agreement, no part of this Agreement, nor the Agreement as a whole shall be construed as creating a partnership or agency relationship between the Parties. If any part of this Agreement should become construed as forming a partnership or agency relationship, that part shall be amended such that no partnership or agency relationship is created, but that part achieves what it was originally intended to achieve.

10.12 INTERPRETATION. In the interpretation of this Agreement or any provision hereof, no inference shall be drawn in favor of or against any Party by virtue of the fact that one Party or its agents may have drafted this Agreement or such provision.

10.13 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of British Columbia and Canada applicable therein and shall be treated in all respects as a British Columbia contract.


IN WITNESS WHEREOF the Parties have executed this Agreement on the date last written below.


HEALTHNET INTERNATIONAL INC.


Per:     /s/ Joseph Harkins
        -----------------------
         Authorized Signatory

Name:    Joseph Harkins
        -----------------------

Date:    July 12, 2000
        -----------------------


NEW GURUS.COM CORP


Per:     /s/ Chris Bunka
        -----------------------
         Authorized Signatory

Name:    Chris Bunka
        -----------------------

Date:    July 12, 2000
        -----------------------

Attached Schedules:
Schedule A - Example of Earned Royalty Fees
Schedule B - Contract Rate Schedule

                                   SCHEDULE A
                                   ----------


Example of Earned Royalty Fees

The Licensee agrees to pay Healthnet monthly fees according to the following:

Licensee shall pay to Healthnet earned royalty fees that shall be calculated as a percentage of monthly gross revenues where said percentage varies depending upon monthly sales figures in the following fashion:


             Monthly Gross Revenues          Royalty Fee as % of Gross Revenues
     $0             to          $5,000                       9%
     $5,001         to         $10,000                       8%
     $10,001        to         $15,000                       7%
     in excess of              $15,000                       6%


Examples:

If the Licensee has a Gross Monthly Revenue of $36,000, the above fee payable is calculated as follows:

         6% of $36,000      =       $2,160

If the Licensee has a Gross Monthly Revenue of $11,500, the above fee payable is calculated as follows:

         7% of $11,500      =       $805

                                   SCHEDULE B
                                   ----------

SCHEDULE OF MARKET RATES

The Market rates as set out in this schedule and referred to in this Agreement are subject to change without notice to the Licensee.


Script and Database Programming:            $125.00 per hour

Flash Programming:                          $125.00 per hour

Video editing:                              $100.00 per hour

Graphic design:                             $85.00 per hour

Quality Assurance and testing:              $60.00 per hour

Administration:                             $60.00 per hour

Project Management                          $150.00 per hour

Creative Direction                          $175.00 per hour





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